FRANCHISE HOLDINGS INTERNATIONAL, INC.	8820 Jane Street Vaughan, ON Canada, L4K 2M9

August 3, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Stickel
Justin Dobbie, Legal Branch Chief

Re:	Franchise Holdings International, Inc.
Registration Statement on Form S-1 Filed July 21, 2015 File No. 333-205767

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Franchise Holdings International, Inc. (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-205767), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 5, 2015, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very Truly Yours,

By:	/s/ Steven Rossi
Name:	Steven Rossi
Its:	Chief Executive Officer

cc: Matthew McMurdo, Esq.